Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - expressed in U.S. Dollars)

	Note	June 30, 2026	December 31, 2025
		$	$
Assets

Current
Cash	4	994,045	864,514
Accounts receivable		88,090	80,172
Prepaid expenses	5	1,354,756	22,609
Deferred acquisition costs	7	-	293,803

Total Current Assets		2,436,891	1,261,098
Non-current
Contract payments	6	1,200,000	1,200,000
Intangible assets	7	2,547,306	185,367
Property and equipment	8	-	37,065

Total Assets		6,184,197	2,683,530

Liabilities

Current
Accounts payable and accrued liabilities	9,12	678,522	553,784
Derivative warrant liability	11(h)	1,000	8,000
Lease obligation	10	-	37,287

Total Liabilities		679,522	599,071

Shareholders’ Equity

Share capital	11	20,803,840	20,183,547
Reserves	11	11,077,203	5,778,074
Accumulated other comprehensive loss		(52,605)	(52,605)
Accumulated deficit		(26,323,763)	(23,824,557)

Total Shareholders’ Equity		5,504,675	2,084,459

Total Liabilities and Shareholders’ Equity		6,184,197	2,683,530

Nature of operations and going concern (Note 1)

Commitments (Note 15)

Subsequent event (Note 17)

/s/ “Allen Davidoff”	/s/ “Richard Grieve”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

		Three months ended June 30		Six months ended June 30
	Note	2026	2025	2026	2025
		$	$	$	$
Expenses

Research and development	12	113,932	186,751	147,045	463,060
Consulting, wages and benefits	12	157,181	240,532	352,561	524,447
Directors’ fees	12	70,267	57,973	117,215	101,253
Investor relations		1,265,142	155,859	1,360,115	305,902
Professional fees	12	(34,200)	100,882	278,179	182,716
General and administrative		64,722	59,495	124,072	119,292
Public company costs		33,155	43,734	80,629	66,098
Travel		-	10,144	19	21,104
Amortization of property and equipment	8	14,680	20,841	37,065	40,305
Amortization of intangible assets	7	3,638	6,789	7,098	13,310
Share-based payments	11(g),12	2,133	6,945	9,949	15,914

Loss before other items		(1,690,650)	(889,945)	(2,513,947)	(1,853,401)

Fair value adjustment on derivative warrant liability	11(h)	-	149,000	7,000	395,000
Foreign exchange gain/(loss)		(2,770)	10,919	3,420	11,281
Interest income		2,686	12,326	4,321	30,747

Net loss and comprehensive loss for the period		(1,690,734)	(717,700)	(2,499,206)	(1,416,373)

Basic and diluted loss per common share		(1.05)	(0.95)	(1.66)	(1.88)

Weighted average number of common shares outstanding		1,617,707	757,649	1,505,698	752,563

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in U.S. Dollars)

	Number of common shares	Share capital	Reserves	Obligation to issue shares	Accumulated deficit	Accumulated other comprehensive loss	Total
		$	$	$	$	$	$

Balance, December 31, 2024	696,275	18,493,571	6,039,078	24,746	(21,168,253)	(52,605)	3,336,537

Shares issued pursuant to at-the-market offering offering	14,774	113,547	-	-	-	-	113,547
Share issuance costs	-	(19,064)	-	-	-	-	(19,064)
Pre-funded warrants exercised	46,600	324,645	(324,643)	-	-	-	2
Share-based payments	-	-	15,914	-	-	-	15,914
Comprehensive loss for the period	-	-	-	-	(1,416,373)	-	(1,416,373)

Balance, June 30, 2025	757,649	18,912,699	5,730,349	24,746	(22,584,626)	(52,605)	2,030,563

Shares issued pursuant to private placement	399,289	1,400,156	-	-	-	-	1,400,156
Pre-funded warrants issued	-	-	741,832	-	-	-	741,832
Share issuance costs	-	(528,224)	(304,444)	-	-	-	(832,668)
Pre-funded warrants exercised	235,506	398,916	(398,904)	-	-	-	12
Reversal of obligation to issue shares upon termination of agreement	-	-	-	(24,746)	-	-	(24,746)
Share-based payments	-	-	9,241	-	-	-	9,241
Comprehensive loss for the period	-	-	-	-	(1,239,931)	-	(1,239,931)

Balance, December 31, 2025	1,392,444	20,183,547	5,778,074	-	(23,824,557)	(52,605)	2,084,459

Shares and pre-funded warrants issued for acquisition of intangible asset	154,544	341,551	1,529,643	-	-	-	1,871,194
Shares issued pursuant to private placement	183,577	345,125	-	-	-	-	345,125
Share issuance costs	-	(66,383)	(895,337)	-	-	-	(961,720)
Pre-funded warrants issued	-	-	4,654,874	-	-	-	4,654,874
Share-based payments	-	-	9,949	-	-	-	9,949
Comprehensive loss for the period	-	-	-	-	(2,499,206)	-	(2,499,206)

Balance, June 30, 2026	1,730,565	20,803,840	11,077,203	-	(26,323,763)	(52,605)	5,504,675

The shares outstanding presented have been adjusted to reflect the effect of the 5:1 share consolidation that took place on April 6, 2026. Common shares, options, warrants and per share amounts have been adjusted for the 5:1 share consolidation unless otherwise noted.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Cash Flows

For the six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

	Six months ended June 30,
	2026	2025
	$	$
Cash provided by (used in):

Operating activities
Net loss for the period	(2,499,206)	(1,416,373)

Items not affecting cash:
Amortization of property and equipment	37,065	40,305
Amortization of intangible assets	7,098	13,310
Fair value adjustment on derivative warrant liability	(7,000)	(395,000)
Share-based payments	9,949	15,914
Unrealized foreign exchange gain	7,178	(28,154)
Changes in non-cash operating assets and liabilities:
Accounts receivable	(7,918)	6,777
Prepaid expenses	(1,332,147)	87,823
Accounts payable and accrued liabilities	15,988	238,149
	(3,768,993)	(1,437,249)

Investing activities
Acquisition of intangible assets	(147,380)	(25,210)
	(147,380)	(25,210)

Financing activities
Proceeds from issuance of equity instruments	5,000,000	113,547
Pre-funded warrants and warrants exercised	-	2
Share issuance costs	(909,631)	(19,064)
Deferred share issue costs	-	(23,966)
Payment of lease obligation	(37,287)	(46,386)
	4,053,082	24,133

Effect of foreign exchange on cash	(7,178)	28,154

Increase (decrease) in cash	129,531	(1,410,172)

Cash, beginning of period	864,514	2,473,649

Cash, end of period	994,045	1,063,477

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Share issuance costs in accounts payable	165,388	-
Acquisition costs in accounts payable	56,659	-
Recognition of right-of-use asset	-	88,074
Deferred financing cost in accounts payable	-	68,628
Shares and pre-funded warrants issued for acquisition of intangible asset	$1,871,194

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

1.	Nature of operations and going concern

XORTX Therapeutics Inc. (the “Company” or “XORTX”) was incorporated under the laws of Alberta, Canada on August 24, 2012.

XORTX is a public company listed on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX”. The Company’s operations and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 and its registered address is located at 250 Howe Street, 20th Floor, Vancouver, British Columbia, V6C 3R8.

XORTX is a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as allopurinol intolerant gout and autosomal dominant polycystic kidney disease, as well as more prevalent type 2 diabetic nephropathy, and fatty liver disease. The Company’s current focus is on developing products to slow and/or reverse the progression of these diseases.

The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenues. Although there is no certainty, management is of the opinion that additional funding for future projects and operations can be raised as needed. The products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed until market conditions improve. These circumstances and conditions indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

2.	Basis of preparation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Material accounting policies

These condensed interim consolidated financial statements have been prepared on a basis consistent with the material accounting policies disclosed in the annual financial statements for the year ended December 31, 2025.

Basis of Measurement and Presentation

These condensed interim consolidated financial statements have been prepared using the historical cost convention except for financial instruments which have been measured at fair value. These condensed interim consolidated financial statements were prepared on an accrual basis except for cash flow information.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its 100% owned subsidiary, XORTX Pharma Corp. The accounts of the Company’s subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

2.	Basis of preparation (continued)

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on August 13, 2026.

3.	Critical accounting judgments and estimates

The preparation of condensed interim consolidated financial statements requires management to make judgments and estimates that affect the amounts reported in the condensed interim consolidated financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the consolidated financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods. Information about critical accounting judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim consolidated financial statements within the next financial year are discussed below:

Share-based payment transactions and warrant liabilities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Warrant liabilities are accounted for as derivative liabilities if the proceeds from exercise are either not fixed, denominated in a currency other than the functional currency, or can be settled on a net basis, and therefore do not meet the fixed for fixed criteria. Estimating fair value for share-based transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option or warrant, volatility and dividend yield and making assumptions about them.

Classification of contract payments

In concluding that contract payments are a non-current asset, management considered when future regulatory and clinical trial programs are anticipated to be completed. Management assessed that the future regulatory and clinical trial programs would not be completed within 12 months from period end and therefore classified the contract payments as a non-current asset.

Impairment of intangible assets

Patents (obtained and pending) and licenses are reviewed for impairment at each financial reporting date. If, in the judgment of management, future economic benefits will not flow to the Company, then the Company will assess the recoverable value of the asset. If the carrying value is greater than the recoverable value, the asset will be impaired to the recoverable value.

Determination of functional currency

In concluding that the U.S. dollar is the functional currency of the Company and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in the primary economic environment in which each entity operates and the currency in which funds from financing are generated, or if there has been a change in events or conditions that determined the primary economic environment.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

3.	Critical accounting judgments and estimates (continued)

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically viable, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at June 30, 2026.

Leases

Value of right-of-use assets and lease obligations require judgement in determining lease terms such as extension options, determining whether a lease contract contains an identified asset to which the Company has the right to use substantially all of the economic benefits from, and the incremental borrowing rate applied. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions and the economic environment in which the lease exists. Renewal options are only included if management is reasonably certain that the option will be renewed.

Classification of pre-funded warrants

Management applied judgment when determining the appropriate classification of pre-funded warrants included in unit offerings. Management considered the characteristics of derivative instruments and concluded that the pre-funded warrants should be classified as an equity instrument.

Current and deferred taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Such differences may result in eventual tax payments differing from amounts accrued. Reported amounts for deferred tax assets and liabilities are based on management’s expectation for the timing and amounts of future taxable income or loss, as well as future taxation rates. Changes to these underlying estimates may result in changes to the carrying value, if any, of deferred income tax assets and liabilities.

Asset acquisition

Significant judgment is required in determining whether an acquired set of activities and assets meets the definition of a business under IFRS 3. In making this determination, management considers whether the acquired set includes substantive processes and the ability to generate outputs.

During the six months ended June 30, 2026, the Company acquired the VB4-P5 renal anti-fibrotic therapeutic program from Vectus Biosystems Limited. Management concluded that the transaction represented an asset acquisition rather than a business combination because substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable intangible asset and the acquired set did not include substantive processes. Accordingly, the transaction was accounted for as an asset acquisition and directly attributable acquisition costs were capitalized as part of the cost of the acquired asset.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

4.	Cash

The Company’s cash consists of cash held and interest-bearing deposits with the Company’s bank and brokerage accounts. The current annual interest rate earned on these deposits is 3.35% (2025 – 2.10% to 3.50%).

	June 30, 2026	December 31, 2025
	$	$
Cash	157,110	244,022
Interest-bearing deposits	836,935	620,492
	994,045	864,514

5.	Prepaid expenses

The Company’s prepaid expenses relate to the following:

	June 30, 2026	December 31, 2025
	$	$
Insurance	3,505	2,582
Investor relations conferences and services[1]	1,343,004	12,464
Administrative services and other	8,247	7,563
	1,354,756	22,609

1 Investor relations conferences and services primarily consist of a prepaid marketing and investor relations services agreement entered into on May 18, 2026 with IR Agency LLC. The agreement provides for marketing activities over a 90-day term. As at June 30, 2026, the remaining unamortized balance was $1,305,556 (December 31, 2025 - $nil).

6.	Contract payments

During the year ended December 31, 2020, the Company entered into an agreement with Prevail InfoWorks Inc. As part of the agreement, the Company paid $1,200,000 through the issuance of units in the private placement that closed February 28, 2020, to be applied to future regulatory and clinical trial programs. The 108,590 units issued were measured by reference to their fair value on the issuance date, which is equal to CAD $14.76 per unit.

7.	Intangible assets

Cost	Licensed intellectual property	Acquired VB4-P5 intellectual property	Total
	$	$	$
Balance, December 31, 2024	375,727	-	375,727
Additions	55,223	-	55,223
Disposal	(26,579)	-	(26,579)
Balance, December 31, 2025	404,371	-	404,371
Additions	26,718	2,342,319	2,369,037
Balance, June 30, 2026	431,089	2,342,319	2,773,408

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

7.	Intangible assets (continued)

Accumulated amortization	Licensed intellectual property	Acquired VB4-P5 intellectual property	Total
	$	$	$
Balance, December 31, 2024	192,619	-	192,619
Amortization	26,385	-	26,385
Balance, December 31, 2025	219,004	-	219,004
Amortization	7,098	-	7,098
Balance, June 30, 2026	226,102	-	226,102

Carrying values	Licensed intellectual property	Acquired VB4-P5 intellectual property	Total
	$	$	$
At December 31, 2025	185,367	-	185,367
At June 30, 2026	204,987	2,342,319	2,547,306

The Company’s intangible assets consists of (i) licensed intellectual property from various third parties and (ii) acquired intellectual property related to the VB4-P5 renal anti-fibrotic program. Licensed intellectual property is amortized over its estimated useful life. The acquired VB4-P5 intellectual property represents an in-process research asset. Due to its only recent acquisition, amortization was not recorded on this asset during the period ended June 30, 2026. The asset will be assessed for impairment whenever indicators of impairment exist and, at a minimum, annually.

Licensed intellectual property

a)	The Company has licensed from a third party (the “Licensor”), under patent rights purchase agreement dated July 9, 2013 and amended April 15, 2014, certain patents relating to allopurinol for the treatment of hypertension. The Company paid a total of $40,000 to the Licensor per the terms of the agreement.

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product. As of June 30, 2026, no royalties have been accrued or paid.

b)	In December 2012, the Company entered into an agreement to license certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under this patent rights purchase agreement, between the Company and Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”), the Company will pay the Vendors a royalty based on the cumulative net revenues from the sale or sublicense of the product covered under the licensed intellectual property until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of 10 years from the date of the first commercial sales of a product. As of June 30, 2026, no royalties have been accrued or paid.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

7.	Intangible assets (continued)

c)	Pursuant to a license agreement dated October 9, 2012 as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to a patent that claims the use of any uric acid lowering agent to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following:

i)	An annual license fee of $1,000;
ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	The issuance to UFRF of 180,397 shares of common stock of the Company. 160,783 have been issued to UFRF as at June 30, 2026 and December 31, 2025. The remaining shares to be issued are included in obligation to issue shares ($24,746);
iv)	Milestone payments of $500,000 upon receipt of FDA approval to market licensed product in the United States of America and $100,000 upon receipt of regulatory approval to market each licensed product in each of other jurisdictions;
v)	Royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims; or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of $100,000 per year. As at June 30, 2026, no royalties have been accrued or paid; and
vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value. As at June 30, 2026, no royalties have been accrued or paid.

On October 12, 2025, UFRF terminated the agreement as the Company did not achieve the specified milestones. There were no outstanding financial obligations under the agreement at the termination date. Accordingly, the previously recognized license asset of $26,579 and the related obligation to issue shares of $24,746, which had been recorded within equity, were derecognized upon termination.

Acquired VB4-P5 asset

On April 13, 2026, the Company completed the acquisition of the VB4-P5 renal anti-fibrotic therapeutic program from Vectus Biosystems Limited. The acquired assets include intellectual property rights related to the VB4-P5 compound, associated patent rights, regulatory documentation, manufacturing data and related development information. Management concluded that the transaction represented an asset acquisition rather than a business combination because substantially all of the fair value of the gross assets acquired did not include substantive processes.

Consideration for the acquisition consisted of 154,544 common shares and 692,150 pre-funded warrants exercisable at US$0.0001 per share. The acquisition consideration was measured based on the fair value of the equity instruments issued on the acquisition date. The pre-funded warrants contain provisions restricting exercise if such exercise would result in Vectus beneficially owning more than 9.99% of the Company’s issued and outstanding common shares and expire on April 13, 2031.

The Company recognized the acquired VB4-P5 intellectual property at a total cost of $2,342,619, consisting of $1,871,194 of acquisition consideration and $471,125 of directly attributable acquisition costs, of which $293,803 was deferred at December 31, 2025.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

8.	Property and equipment

Cost	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2024	211,586	23,344	234,930
Additions	88,074	-	88,074
Balance, December 31, 2025	299,660	23,344	323,004
Additions	-	-	-
Balance, June 30, 2026	299,660	23,344	323,004

Accumulated amortization	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2024	182,200	18,009	200,209
Amortization	80,763	4,967	85,730
Balance, December 31, 2025	262,963	22,976	285,939
Amortization	36,697	368	37,065
Balance, June 30, 2026	299,660	23,344	323,004

Carrying values	Right-of-use asset	Equipment	Total
	$	$	$
At December 31, 2025	36,697	368	37,065
At June 30, 2026	-	-	-

The Company entered into an office lease during the year ended December 31, 2022 for which a right-of-use asset was recognized (Note 11). During the year ended December 31, 2025, the Company extended its office lease. A $88,074 right-of-use asset addition was recognized with a corresponding $88,074 increase to the lease liability.

9.	Accounts payable and accrued liabilities

	June 30, 2026	December 31, 2025
	$	$
Trade payables	563,075	395,539
Accrued liabilities	115,447	158,245
Total	678,522	553,784

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

10.	Lease obligation

The Company has entered into an office lease expiring in 2026, with an imputed interest rate of 8% per annum. A reconciliation of the outstanding lease obligation as at June 30, 2026 is as follows:

$
Balance, December 31, 2024	38,785
Additions	88,074
Lease payments	(89,572)
Balance, December 31, 2025	37,287
Lease payments	(37,287)
Balance, June 30, 2026	-

The $88,074 lease obligation addition recognized in the year ended December 31, 2025 relates to an extension of the office lease to May 31, 2026.

The office lease expired on May 31, 2026. As at June 30, 2026, the Company had no remaining lease obligations and no future minimum lease payments.

11.	Share capital and reserves

a)	Authorized and issued

Unlimited common shares – 1,730,565 issued at June 30, 2026 (December 31, 2025 – 1,392,444).

The shares outstanding presented have been adjusted to reflect the effect of the 5:1 share consolidation that took place on April 6, 2026. Common shares, options and warrants and per share amounts have been adjusted for the 5:1 share consolidation unless otherwise noted.

b)	Issuances

Six months ended June 30, 2026:

On April 13, 2026, the Company completed the acquisition of the Vectus kidney anti-fibrotic asset. As consideration for the acquisition, the Company has issued 154,544 common shares and 692,150 pre-funded warrants exercisable at US$0.0001, with a fair value of $1,871,194.

On May 15, 2026, the Company issued 183,577 common shares and 2,475,997 pre-funded warrants in a public offering for gross proceeds of $5,000,000. Each pre-funded warrant entitles the holder to acquire one common share at an exercise price of $0.0001 per share. In connection with the offering, the Company incurred total issuance costs of $961,720, comprising finder's fees of $639,000 and other cash issuance costs of $322,720. Based on the relative fair value allocation of the securities issued, $66,383 of the issuance costs ($44,107 of finder's fees and $22,276 of other issuance costs) was recorded as a reduction of equity, while $895,337 ($594,893 of finder's fees and 300,444 of other issuance costs) was allocated to pre-funded warrants.

Six months ended June 30, 2025:

On January 15, 2025, the Company issued 14,774 common shares in an at-the-market offering for gross proceeds of $113,547. In connection with the offering, the Company incurred issuance costs of $19,064. The costs were recorded as a reduction of equity.

On January 15, 2025, the Company issued 46,600 common shares for the exercise of pre-funded warrants at US$0.00005 per share in the amount of $2. An amount of $324,643 was transferred from reserves to share capital as a result.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

11.	Share capital and reserves (continued)

c) Diluted Weighted Average Number of Common Shares Outstanding

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Basic weighted average common shares outstanding	1,617,707	757,649	1,505,698	752,563
Effect of outstanding securities	-	-	-	-
Diluted weighted average common shares outstanding	1,617,707	757,649	1,505,698	752,563

During the six months ended June 30, 2026 and 2025, the Company had a net loss, as such, the diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease loss per share.

d)	Common Share Purchase Warrants

A summary of the changes in warrants for the six months ended June 30, 2026 and the year ended December 31, 2025 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2024	566,147	$18.00
Granted – July 21, 2025	253,425	6.00
Granted – August 8, 2025	31,370	6.00
Balance, December 31, 2025	850,942	14.10
Expired	(218,610)	17.50
Balance, June 30, 2026	632,332	$12.83

At June 30, 2026, the weighted average contractual remaining life of the unexercised warrants was 2.94 years (December 31, 2025 – 2.58 years).

The following table summarizes information on warrants outstanding at June 30, 2026:

Exercise Price	Number Outstanding	Expiry date	Remaining Contractual Life (in years)
$25.00	54,042	October 15, 2026	0.29
$25.00	20,222	October 15, 2026	0.29
$25.00	111,111	October 7, 2027	1.27
$10.90	162,162	October 18, 2029	3.30
$6.00	253,425	July 21, 2030	4.06
$6.00	31,370	August 8, 2030	4.11
Total	632,332		2.94

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

11.	Share capital and reserves (continued)

e)	Pre-Funded Warrants

A summary of the changes in pre-funded warrants for the six months ended June 30, 2026 and the year ended December 31, 2025 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2024	46,600	$0.00005
Granted – October 23, 2025	235,506	0.00005
Exercised	(282,106)	0.00005
Balance, December 31, 2025	-	-
Granted – April 13, 2026	692,150	0.0001
Granted – May 15, 2026	2,475,997	0.0001
Balance, June 30, 2026	3,168,147	$0.0001

f)	Finders’ and Underwriters Warrants

A summary of the changes in finders’ and underwriters’ warrants for the six months ended June 30, 2026 and the year ended December 31, 2025 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2024	10,060	$117.85
Granted – July 21, 2025	3,360	6.00
Granted – October 23, 2025	17,500	3.45
Balance, December 31, 2025	30,920	$41.25
Expired	(1,276)	154.30
Balance, June 30, 2026	29,644	$36.38

At June 30, 2026, the weighted average contractual remaining life of the unexercised finders’ and underwriters’ warrants was 1.21 years (December 31, 2025 – 1.64 years).

The following table summarizes information on finders’ and underwriters’ warrants outstanding at June 30, 2026:

Exercise Price	Number Outstanding	Expiry date	Remaining Contractual Life (in years)
$214.65	3,228	October 15, 2026	0.29
$54.90	5,555	October 7, 2027	1.27
$6.00	3,360	July 21, 2030	4.06
$3.45	17,500	April 23, 2027	0.81
Total	29,644		1.21

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

11.	Share capital and reserves (continued)

f)	Finders’ and Underwriters Warrants (continued)

The fair value of the finders’ warrants issued on July 21, 2025 was estimated at $11,560 on the date of grant using the Black-Scholes option pricing model. The exercise price of the unit of $6.00; expected life of 5 years; expected volatility of 100%; risk free rate of 2.99%; and expected dividend yield of 0%.

The fair value of the finders’ warrants issued on October 23, 2025 was estimated at $26,924 on the date of grant using the Black-Scholes option pricing model. The exercise price of the unit of $3.45; expected life of 18 months; expected volatility of 87%; risk free rate of 2.39%; and expected dividend yield of 0%.

g)	Stock Options

The Company has an incentive Stock Option Plan (the “Plan”) for directors, officers, employees, and consultants, under which the Company may issue stock options to purchase commutstanding common shon shares of the Company provided that the amount of incentive stock options which may be granted and outstanding under the Plan at any time shall not exceed 10% of the then issued and oares of the Company.

The weighted average fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

2026
Dividend yield	Nil
Annualized volatility	100%
Share price	CAD $2.50
Risk-free interest rate	2.86%
Expected life	5 years

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

Volatility is based on the available historical volatility of the Company’s share price, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

During the three and six months ended June 30, 2026, the Company recorded share-based expenses of $2,133 and $9,949 (2025 - $6,945 and $15,914), in respect of the vesting of new options and options issued in prior years.

A summary of the changes in stock options for the six months ended June 30, 2026 and the year ended December 31, 2025 is presented below:

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

11.	Share capital and reserves (continued)

g)	Stock Options (continued)

	Number of Options	Weighted Average Exercise price (CAD)
Balance, December 31, 2024	29,552	$54.00
Expired	(3,600)	64.30
Balance, December 31, 2025	25,952	$52.56
Granted – January 30, 2026	4,000	3.45
Expired	(12,465)	36.68
Balance, June 30, 2026	17,487	$52.63
Vested and exercisable, June 30, 2026	14,287	$61.25

The weighted average contractual remaining life of the unexercised options was 1.81 years (December 31, 2025 – 2.27 years).

The following table summarizes information on stock options outstanding at June 30, 2026:

Exercise Price (CAD$)	Number Outstanding	Number Exercisable	Expiry Date	Remaining Contractual Life (in years)
108.30	946 (1)	946	July 14, 2026	0.04
114.30	1,831	1,831	January 12, 2027	0.54
72.00	5,440	5,440	June 6, 2027	0.93
62.10	1,110	1,110	November 25, 2027	1.41
22.50	5,560	4,310	March 4, 2029	2.68
8.75	2,600	650	December 18, 2029	3.47
	17,487	14,287		1.81

(1) Expired unexercised subsequent to June 30, 2026

h)	Derivative Warrant Liability

During the years ended December 31, 2024, 2022 and 2021, the Company issued warrants which were recorded as derivative financial liabilities as the exercise price was denominated in a currency other than the functional currency of the Company and in certain situations allow the holder to exercise the warrants on a cashless basis and therefore may be settled other than by the exchange of a fixed amount of cash. Under the cashless exercise option, the holders of these warrants may elect to settle the warrants on a cashless basis if the common shares are not subject to an effective registration statement at the time the holder wishes to exercise them. A contract that may be settled by a single net payment (generally referred to as net cash settled or net equity settled) is a financial liability and not an equity instrument.

These warrants are revalued at each reporting period and any gain or loss is recorded in profit or loss.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

11.	Share capital and reserves (continued)

h)	Derivative Warrant Liability (continued)

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2024	$572,000
Fair value adjustment	(564,000)
Balance at December 31, 2025	$8,000
Fair value adjustment	(7,000)
Balance at June 30, 2026	$1,000

Significant assumptions used in determining the fair value of the derivative warrant liabilities at June 30, 2026 and December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025
Share price	$2.17	$2.80
Risk-free interest rate	2.72%	2.55%
Dividend yield	0%	0%
Expected volatility	78%-79%	78%-127%
Remaining term (in years)	0.3–1.3	0.1–1.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

12.	Related party transactions

All related party transactions were measured at fair value. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the six months ended June 30, 2026 and 2025, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), in the amount of $165,116 (2025 - $164,394).

b)	Consulting fees were paid or accrued to Michael Bumby, the Chief Financial Officer (“CFO”) of the Company in the amount of $81,523 (2025 - $79,895).

c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical Consulting Services Inc., a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $48,000 (2025 - $48,000).

d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $12,500 (2025 - $75,000).

e)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $121,739 (2025 - $105,154). The amount includes director fees payment of $67,003 for the six months ended June 30, 2026 (2025 - $66,446) to Anthony Giovinazzo, Chairman of the Company.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

12.	Related party transactions (continued)

f)	As at June 30, 2026, $39,019 (December 31, 2025 - $10,730) was payable to directors of the Company, $27,709 (December 31, 2025 - $28,044) was payable and accrued to the CFO of the Company for CFO services, $64,000 (December 31, 2025 - $16,000) was payable and accrued to the CMO of the Company for consulting services, and $25,000 (December 31, 2025 - $37,500) was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

g)	Management and directors’ compensation transactions for the six months ended June 30, 2026 and 2025 are summarized as follows:

	Management Compensation	Directors’ fees	Share-based payments	Total
	$	$	$	$
Six months ended June 30, 2025
Directors and officers	367,289	105,154	8,958	481,401

Six months ended June 30, 2026
Directors and officers	307,139	121,739	8,030	436,908

13.	Financial instruments and risk management

The Company’s financial instruments consist of cash, accounts receivable, contract payments, accounts payable and accrued liabilities, lease obligation and derivative warrant liability. The fair values of cash and accounts payable and accrued liabilities and lease liability approximate their carrying values at June 30, 2026, due to their short-term nature. Derivative warrant liability is carried at fair value and is classified within Level 3 of the fair value hierarchy.

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2025.

14.	Capital management

The Company defines capital that it manages as shareholders’ equity. The Company manages its capital structure in order to have funds available to support its research and development and sustain the future development of the business. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support its activities.

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, and its overall capital expenditures. There were no changes during the six months ended June 30, 2026. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

15.	Commitments

The Company’s long-term arrangements that are not recognized as liabilities as at June 30, 2026 and December 31, 2025 are as follows:

a)	Employment Agreements

The President, Co-CEO, and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of June 30, 2026 and December 31, 2025, equated to an annual salary of $321,000.

On June 6, 2026, the Company entered into a consulting agreement with a company controlled by its Co-Chief Executive Officer to provide executive management services. The agreement provides for annual consulting fees of $240,000 and is of indefinite duration, subject to termination by either party upon 90 days' written notice. The agreement contains a change-of-control provision whereby, if a change of control occurs and the consulting agreement is terminated by the Company without cause, or by the consultant for good reason, within 18 months of the change of control, the consultant is entitled to a lump-sum payment equal to 50% of the annual consulting fee plus the greater of the most recently earned annual bonus and the target annual bonus for the year in which the change of control occurs. In addition, any unvested stock options held by the consultant immediately vest upon a change of control

b)	Payments

In the normal course of business, the Company has committed to payments totaling $318,821 (December 31, 2025 - $131,199) related to its clinical trial, and manufacturing, activities, and other regular business activities excluding management and director compensation which are expected to occur over the next 12 months.

16.	Segmented information

The Company operates in one reportable operating segment: the development and commercialization of therapies to treat hyperuricemia related diseases. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

17.	Subsequent events

On July 24, 2026, 86,000 pre-funded warrants were exercised yielding gross proceeds of $8.60.

On July 29, 2026, the Company announced the appointment of Depesh Narotam to its board of directors.

On July 31, 2026, the Company announced the resignation of its chairman, Anthony Giovinazzo.